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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 26 November 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

26 November 2004

To:	Australian Stock Exchange	cc:	New York Stock Exchange
	Companies Announcements Office		Swiss Stock Exchange
Johannesburg Stock Exchange
	London Stock Exchange		Deutsche Bank
Companies Announcements Office

For Announcement to the Market

Please find attached addresses to shareholders at the BHP Billiton Plc Annual General Meeting which were delivered by the Chairman and the Chief Executive Officer in London on 25 November 2004.

Yours sincerely

K J Wood
Company Secretary

BHP Billiton Plc 2004 AGM

25 November 2004

DON ARGUS, CHAIRMAN, BHP BILLITON

Good morning.

My name is Don Argus, and I will Chair today's meeting. Welcome to the 2004 annual general meeting of BHP Billiton.

It is now three years since you and other shareholders voted to merge the two companies. While this year's financial results demonstrate just how sound your decision was, I hope you get a real sense of just how much momentum the new company has from today's meeting.

I propose to take the Notice of Meeting as read. If you need a copy of the Notice, please ask one of the attendants. Minutes of our last meeting are available for inspection in the registration area outside.

Let me now introduce your directors. You can read full details of their backgrounds and qualifications in the Annual Report.

On your far right is Mike Salamon, an executive Director and Group President Non-Ferrous Materials. Next to Mike is David Jenkins then Michael Chaney, David Crawford, John Buchanan and Chip Goodyear, who is also our Chief Executive Officer.

On my right is our Company Secretary, Karen Wood. Karen is sitting next to Chris Lynch, our Chief Financial Officer; next to Chris is our Chief Legal Counsel, John Fast, then John Schubert, Lord Renwick and Dave Brink.

Also here this morning are representatives from the Group's external auditors, KPMG. We have Jimmy Daboo, Peter Nash and Chris Jenkins.

Let me now run through today's agenda.

I would like to talk briefly about the financial results for the 2004 year, a year in which BHP Billiton more than delivered on all the commitments we made to you when you voted on the merger just three years ago.

After such a strong performance, particularly in the resources industry, the question everyone rightly asks is "can you sustain this level of performance?"

I'll ask our Chief Executive Officer, Chip Goodyear, to address that by talking about the operations, how they are performing, our growth pipeline and what areas of the business you can expect to see expand.

After Chip's presentation, I'll take questions from shareholders before we proceed with the formal items of business.

At the end of the meeting, the directors and the management team would like you to join us for some light refreshments.

Turning to the results. At the outset I remind you that all references to dollar figures are in U.S dollars unless otherwise stated. As you know, we operate and report in US dollars so Chip and I will remain consistent with that today.

In 2004, BHP Billiton delivered on the commitments we made to you at our merger meeting in 2001. This year's results demonstrated the significant potential that this unique company is yet to fully realise.

While I'm sure you've seen the details of the numbers in the annual report and in the media, let me take you through a few of the highlights.

  We had a record attributable profit of $3.5 billion, up by 83 per cent on 2003;
  We increased earnings before interest and income tax by 58 per cent to $5.5 billion;
  We increased available cash flow by 46 per cent to $5.2 billion;
  We returned more than $1.6 billion to our shareholders in dividends;
  As importantly, during 2004, we spent more than $1.7 billion on our long term growth projects to ensure we maintain the momentum; and
  We did all this while maintaining our single-A credit rating.
What you can see from the charts on the screen is that BHP Billiton has delivered sound, profitable growth over the last three years since the merger.

While the Board declared a final dividend of 9.5 cents per share, a full two-cents per share, or a 27 per cent increase over the final dividend last year, your overall payout for last year actually increased by 79 per cent.

That is because there were actually three dividend payments, totalling 26 cents a share, during the year. This was part of the realignment of our dividend declarations with our half and full-year results announcements.

Overall, the increase in the final dividend was the fifth consecutive increase. This demonstrates our progressive dividend policy and commitment to return value to shareholders when it makes sound economic sense.

In September the Board announced details of the first phase of a $2 billion capital management program.

This program allowed eligible BHP Billiton Limited shareholders to participate in an off-market buy-back of BHP Billiton Limited shares.

We announced this Tuesday the successful completion of this first phase. BHP Billiton repurchased 180.7 million shares worth US$1.780 billion under the buy-back, representing 2.9 per cent of the issued share capital of the BHP Billiton Group. Due to strong demand, the amount was over 50 per cent higher than initial expectations. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares.

The Board believes this was the most efficient and value-enhancing way to return capital to all BHP Billiton shareholders around the world, because of the enhanced value of the remaining shares through the increased earnings, cash flow and return on equity.

Now that the buy-back has been completed the Board will consider alternatives for returning the balance of the $2 billion to shareholders within the next 12 months, which could take the form of further share buy-backs in either BHP Billiton Plc or BHP Billiton Limited, or enhanced dividends.

While the BHP Billiton group has over 330 thousand shareholders, most of our shares are held by large superannuation and investments funds. So we know that many millions of people around the world have placed their trust in us to protect their future.

I think all shareholders would take pride that the Board, Chip and his management team and all 35 thousand people at BHP Billiton have been able to present such an outstanding financial result for you.

As Chip said at the time we announced the 2004 profit, these results are the outcome of preparation meeting opportunity.

Many analysts who have followed resource stocks for any length of time have often complained that they have seen resource companies make great profits in good times and then waste that cash in unproductive capital projects.

There was often criticism that resource stocks struggled to generate a return above their weighted cost of capital.

Here you now have a company generating a return of 21.4 per cent on the capital invested and a pipeline of projects that enables us to approach the future with confidence.

Quite a remarkable story.

This is an industry where it is possible to create significant value for shareholders but where shareholder value can also be significantly destroyed.

Under Chip's management, value-building growth is the product of a conscious, constantly monitored process, where success breeds success and value-builders control their own destiny.
So what is it that drives value growth?
Our BHP Billiton Charter states: "Our purpose is to create long-term value through the discovery, development and conversion of natural resources".

Most research suggests that a company's current earnings streams account for 20 per cent at most of a company's market value. The other 80 per cent comes from the expected profit growth over the coming years.

The extent of that future profit growth depends on three things.

  What is the expected revenue growth from the pipeline of projects being developed;
  What is the expected growth in production from existing operations and; finally,
  What productivity gains can be made in the existing operations that will deliver more product at a lower cost.

In a few minutes, Chip will give you his views on our operations and where he sees growth coming from, both in relation to our existing operations and the opportunities we have for new projects.
Before he does, let's look at the value that has been created since the merger.
You can see on this graph how BHP Billiton, since the merger, outperformed the FTSE 100 index by 106 per cent as at the 30th June 2004, and by 134 per cent as at the end of October this year.
The next slide shows that an investment of PDS1000 in BHP Billiton Plc at the time of the merger is worth today around 1,770 pounds.
I have just talked about how BHP Billiton is making sure that shareholders benefit directly from the company's growth. But we have a broader responsibility.

As well as being shareholders, all of us have an increasingly strong interest in how the companies we invest in manage their social, community and environmental responsibilities and how they add value in these areas.

I hope that from the video screened at the opening of this meeting, you will have at least a fleeting impression of some of the remote regions and communities in which we operate. The difference between most companies and large resource companies is that we are a vital part of the fabric of these communities.

Increasingly, we are expanding our operations into parts of the world where local communities need support in health, education, local infrastructure and general improvement in living standards.

If we are to prove our worth to these local communities and make sure they value our presence, we need to do more than simply provide jobs and pay taxes.

Some part of this is financial. Each year we commit to a global target of one per cent of our annual pre-tax profit, on a rolling 3-year average, to community programs.

What this means is that the more successful we are and the greater our profit, the more we put directly into the community.

In 2004, we actually spent 1.3 per cent or US$46.5million.

Several of the programs we support have been commended by external groups. You can see more details of our major programs in our HSEC report on the website.

While we're proud of these successes, we do have some challenges ahead of us in the health, safety, environment and community area.

We take our commitment to Zero Harm very seriously. So all of us have been devastated by the 17 deaths across our operations during the year.

The death of each of those people had an incredible and enduring impact on their families, their workmates and the communities where they lived.

While an enormous effort has been made at every level of the business to make the workplace safer, all of us on the Board and every single manager has a renewed commitment to the only acceptable safety standard; that is Zero Harm.

As the world's largest diversified resources company we also understand the responsibility we have to be a leader in the way in which we approach the environmental and social aspects of our work.

We have success stories and some not so successful cases. If you have not already seen our Health, Safety, Environment and Community Report then I urge you to have a look at what is a very candid report on our activities.

I would, however, like to take a few minutes to explain how we have managed a project for which we have probably received more criticism than any other - that is the Ok Tedi mine in Papua New Guinea.

BHP commenced mining in PNG in 1984. By the late 1990s it was apparent that the potential for further environmental damage was significant and could only be mitigated by closing the mine.

Regrettably, our preferred option of early closure was not considered an acceptable option by the PNG Government because of the very significant economic and social benefits the mine brings to the people of PNG.

Faced with that outcome, BHP set about developing a strategy that would enable the company to leave the project in a responsible way. This involved the transfer of the company's 52% holding to the PNG Sustainable Development Program Company.

The Program Company was established to develop and deliver sustainable development projects for the people of PNG. The Company has a board of seven directors, three of whom are appointed by BHP Billiton.

In exiting the mine, we also made sure that the occupants of affected villages would continue to receive direct compensation for environmental damage caused by mining activity, and that funds were made available to manage ongoing environmental impact and the eventual mine closure.

The activities of the Program Company are controlled by its board. BHP Billiton does not - and cannot - control those activities. It is also important to note that BHP Billiton does not receive any income from Ok Tedi or the Program Company.

To date the Sustainable Development Program Company has received US$137 million in dividends from the mine. These funds are being applied to short and long-term projects in the areas of health and education, food production and agribusiness and forestry. The company is structured in a way that will ensure that funds continue to be disbursed for up to 40 years after the end of mine life.

It was a responsible exit from a complex situation, and one fully consistent with our Charter. But it is not a situation we would ever expect to find BHP Billiton in again.

The nature of mining activity means that whole communities are often impacted. Far from being universally negative, mining activity is frequently the lifeblood of many communities around the world.

Our coal joint venture with Anglo American and Glencore in Colombia has presented us with issues related to the relocation of a local community.

The process of relocating the community of Tabaco, to enable mine expansion, started in 1997, three years before we acquired an interest.

Exxon, as the operator of the mine at the time, negotiated relocation agreements with 95% of the landowners. Negotiations broke down with 18 remaining landowners who were ultimately relocated in November 2001 in accordance with Colombian law.

Since increasing our stake in the project in 2002 to 33%, Cerrejon has set about improving relations with the local communities. This has meant addressing a number of outstanding issues, including those relating to the 18 aggrieved landowners. So far, Cerrejon has successfully reached agreement with 9 of the 18 Tabaco landowners.

Issues have also been raised about the impact our operations have had on the community of Tamaquitos, also in Colombia. This community is located 7 km from the mine and has not been impacted. Claims that the Company has been pressuring local landowners to sell their properties are not true. The last land we purchased was bought in 1997 and we have no desire to purchase any more land in the area.

We know only too well that our continuing licence to operate depends on balancing the often competing demands of all of the stakeholders in our business.

Wherever we operate, local communities are critically important to our success. Our experience tells us that our shareholders expect us to recognise and address environmental and community issues as part of our investment decision process and I can assure you that we do.

Let me give you a brief view on how we see the year ahead.

As the IMF noted in its recent outlook, the performance of the global economy is at near three-decade highs with strong activity and low inflation.

Strong demand growth in the US and China has had flow on effects to the rest of the world. Europe, Japan and Asia have all been beneficiaries of the improvement in global trade, while commodity producing nations have benefited from stronger prices.

More recently, indicators point to an easing in growth across the world, as monetary and fiscal policies are tightened, there is slowing in economic activity in China from the frenetic pace of earlier in the year, and high oil prices begin to affect spending.

Nevertheless, providing countries can successfully manage these headwinds, a growing global economy, in particular the ongoing development of China, India and other key emerging economies, continue to support the near term outlook for commodities.

I will now ask Chip to talk to you about the operations during the year and how he sees our growth prospects.

CHIP GOODYEAR, CHIEF EXECUTIVE OFFICER, BHP BILLITON

Thank you Don and good morning.

Before I make a few comments on our operating and financial results, I would like to reiterate what Don has said about our safety performance and particularly the level of fatalities in FY2004.

We had 17 fatalities in operations controlled by us.

These outcomes are a tragedy for the individuals' families, their work associates, their communities and for BHP Billiton. And it's bad business. Regardless of the financial outcomes, we simply will not be a world-class company until we are well on the path to achieving our target of Zero Harm.

To be fair to the organisation, there were a number of positive outcomes in the Health, Safety, Environment and Community area including a decrease in our injury frequency rates: we saw work-related illnesses decreasing by 13 per cent and we generated 12 per cent less hazardous waste year over year.

In addition, our assets received numerous safety awards and we received international recognition for a number of our programs including the
Business Excellence for Innovation Award from the Global Business Coalition on HIV/AIDS, which was awarded in Berlin earlier this year.

Unfortunately, none of this mitigates even one of the fatalities. We must strive to continuously improve our performance in this critical area of our business.

Moving to our operational and financial results, Earnings Before Interest and Tax, excluding exceptional items, was a record US$5.5 billion.

Particularly pleasing is the fact that every one of our seven businesses, or Customer Sector Groups (or CSGs) as we call them, increased their Earnings Before Interest and Tax (EBIT) in the 2004 financial year, compared with the previous year.

While product price was an important driver for our performance, price alone does not explain these record results. The consistent execution of our strategy has positioned us to benefit in times like these. In simple terms, success happens when opportunity meets preparation. Great prices don't do us any good if we don't have the production.

I would like to talk about our performance in the context of our strategy.

Now we are a very complicated company. We produce products that range from diamonds to petroleum, aluminium to iron ore, in more than 20 countries on six continents and sell these products all over the world. We could make the strategy as complicated as you like, but at the highest level we can also make it quite simple.

I use a pyramid to illustrate this strategy.

Let's walk through the various platforms of this pyramid.

The foundation for our company, for any company, is its people. It takes outstanding people to create a great company. Over time, people identify resource deposits and develop and manage these assets. It's people who turn resource in the ground into world class operating and financial assets.

The next level of the strategy is focussed on the outstanding assets, one of the cornerstones of our business. Running these assets well is our best and most efficient form of value creation.

Our ability to do this was demonstrated last year with eight of our commodities generating record production. These commodities were: aluminium, alumina, diamonds, iron ore, manganese, nickel, silver and natural gas.

The next platform of our pyramid is creating efficiencies by sharing knowledge across our various assets around the world. With around 100 assets we have many instances of "best practice" performance. Through our Operating Excellence initiative and other cost savings opportunities we've achieved US$780 million of efficiency gains over the last three years.

By institutionalising our methodology through the organisation we create a sustainable base from which to continue to find efficiencies to improve the overall performance of our businesses.

The next critical element to our strategy is the identification and execution of our growth projects.

Since July 2001 we have completed 17 projects, with a total budgeted cost of US$4.2 billion. We have delivered all projects to time and cost, or better, and have saved some US$300 million relative to the Board approved costs. This demonstrates the value of our commitment to a process that includes a consistent investment review methodology, including significant front-end loading prior to project approval.

We have also seen a steady growth in profit margins and Return on Capital. In FY04 the EBIT margin was almost 30% and ROC was over 21%. This comes from a number of factors, including maximising the performance of our existing assets, achieving economies of scale across the organization, applying our Operating Excellence program in each of the businesses, the delivery of our substantial project pipeline on time and on budget, our customer-centric marketing approach and the recent improvement in commodity prices.

This slide shows the growth in EBIT since the merger, broken down into half-year results.

The main point to note here is that in three years we have more than doubled our half-year EBIT from just under US$1.6 billion in the six months to December 2001 to US$3.3 billion in the six-month period to June 2004.

You may mistakenly think that oil prices have driven this performance. Not so; despite the increased oil price, earnings from the Petroleum CSG were up only 37% over this period, most of the increase coming from the other Customer Sector Groups.

While our progress over the last three years has been very good, the next question is 'where to from here?'. The simple answer is, more of the same. We must continue to do the things that got us here: identify great people; get the most from our installed asset base; identify efficiency opportunities; and deliver our projects. To that end, let me show you our current project pipeline.

Now, many of you will have seen this slide before: it represents our current suite of projects under development and those in the feasibility stage.

There are 24 projects here representing approximately US$8.6 billion in growth expenditure over the next three-and-a-half years.

This year the Board approved the innovative Escondida Sulphide Leach project in Chile, the Ravensthorpe project and Yabulu expansions in the nickel business, the series of projects to increase alumina production at Worsley in Western Australia and the Panda Underground project at the Ekati diamond mine in Canada.

In the 2004 financial year, we added seven new projects to this pipeline. This pipeline will continue to develop as projects progress to execution and to the feasibility stage.

In FY05 we expect capital expenditure to be around US$4 billion, including US$2.4 billion on growth project development and US$450 million on exploration. This is more than we've spent in any annual period in our history.

Having run through with you our overall strategic focus and our success during the 2004 financial year, I would like to briefly mention some of the external factors affecting our industry.

The growth of China has been discussed and analysed at length by many commentators and is certainly an important factor affecting our business. This slide shows our sales growth in China over the last couple of years including the breakdown by commodity.

We believe the demand for commodities in China is sustainable over the long-term.

Having said that, China, as with any economy, will have bumps and bruises along the way. It is critical that a company like ours maintains a low-cost operating position and a strong capital structure to ensure we are able to benefit even during inevitable periods of softness.

We also need to watch the potential development of economies such as India and Brazil, where there are large population bases capable of having a significant impact on the supply/demand equation for commodities.

The developed economies in the world also have an important impact on our business. While growth picked up over the last year, the current period of lower growth and higher energy prices has caused concern, particularly among the financial pundits. Having said that, our business continues to show positive fundamentals characterised by solid demand and certain supply challenges.

While we cannot accurately predict the exact shape these economies will take or the pace of their development, my job, and that of the senior management at BHP Billiton, is to ensure that the company creates options to take advantage of and deliver value from whatever opportunities arise.

Whatever the climate, I believe that our achievements to date demonstrates our ability to create value through a variety of economic environments.

Finally, I would like to thank all BHP Billiton's employees for your efforts over the year. We can be proud of many of our achievements. These record results would not be possible without your efforts.

Having said that, we mustn't be complacent. There is much to be done and many opportunities for BHP Billiton. With our Charter, the Guide to Business Conduct and our Health, Safety, Environment and Community standards as the fundamental principles behind our performance, we will continue to strive to maximise the long-term returns to our shareholders.

Thank you.

I'll hand back over to Don.

The Chairman then conducted the formal items of business.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 26 November 2004